Certificate of Notification
                             (Third Quarter - 2002)

                                    Filed by

                               GULF POWER COMPANY


Pursuant to orders of the Securities and Exchange Commission dated December 13, 1996 in the matter of File No. 70-8947 and dated November 8, 2000 in the matter of File No. 70-9631.

                              - - - - - - - - - - -

Gulf Power Company (GULF) hereby certifies to said Commission, pursuant to Rule 24, that, in accordance with the terms and conditions of and for the purposes represented by the statements on Form U-1 in the above matters at the end of the third quarter of 2002, GULF had:

Short-term and/or term loan notes outstanding -

September 30, 2002 - $10,000,000

Notes outstanding to Southern Company Funding Corporation (SCFC) for GULF's portion of SCFC's Commercial Paper program -

September 30, 2002 - $47,925,303

Non-negotiable promissory notes to public entities in exchange for the proceeds of their revenue anticipation notes -

September 30, 2002 - $0


                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:       October 21, 2002               GULF POWER COMPANY


                                            By:  /s/Wayne Boston
                                                  Wayne Boston
                                              Assistant Secretary